Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION
NOVEMBER 8, 2021, 22:30 CET

MDxHealth Announces Completion of Initial Public Offering of ADSs

in the United States

IRVINE, CA, and HERSTAL, BELGIUM – November 8, 2021 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (“MDxHealth” or the “Company”), a commercial-stage precision diagnostics company, today announces, in accordance with Article 15 of the Belgian Act of 2 May 2007 on the disclosure of major participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions, that in the context of the capital increase that was announced on October 28, 2021 and completed on November 8, 2021 by means of an initial public offering in the United States of 3,750,000 American Depositary Shares (each representing 10 ordinary shares of the Company with no nominal value per share), its share capital has increased from EUR 90,132,067.69 to EUR 118,662,067.69 and the number of issued and outstanding shares has increased from 118,469,226 to 155,969,226 ordinary shares, through the issuance of a total of 37,500,000 new shares. In addition to the outstanding shares, the total number of outstanding subscription rights on the moment of this press release amounts to 9,487,968, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to 9,487,968 new shares with voting rights in total.

About MDxHealth®

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:
MDxHealth
info@mdxhealth.com

IMPORTANT INFORMATION

NOTE: The MDxHealth logo, MDxHealth, ConfirmMDx and SelectMDx are trademarks or registered trademarks of MDxHealth SA (“MDxHealth”). All other trademarks and service marks are the property of their respective owners.